NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Merrill Lynch & Company, Inc. (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Strategic Return Notes Linked to the Merrill Lynch Factor Model due December 6, 2012 (suspended: 12/6/2012) symbol: MXH

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in the issue was suspended before the opening on the date specified above.